Exhibit 99.1

ALARUM TECHNOLOGIES Ltd.

Notice of AN Extraordinary General Meeting of shareholders

Notice is hereby given that an Extraordinary General Meeting of Shareholders (the “Meeting”) of Alarum Technologies Ltd. (the “Company”) will be held at the Company’s counsel’s offices at 28 HaArba’a Street, Hagag Tower, North Building, 34th Floor, Tel Aviv, Israel, on November 2, 2023, at 3:00 p.m. Israel time.

The Company is a Dual Company, as such term is defined in the Israeli Companies Regulations (Relief for Public Companies Traded on Stock Markets Outside of Israel), 4760 – 2000.

The following matters are on the agenda for the Meeting:

1.	To approve the adoption of a new compensation policy of the Company’s officers and directors.

2.	To approve an increase of the per-meeting compensation and annual fee for non-executive directors of the Company.

3.	To approve a grant of Restricted Share Units (“RSUs”) to non-executive directors of the Company.

4.	To approve a grant of RSUs to Mr. Shachar Daniel, the Company’s Chief Executive Officer and director.

5.	To approve a grant of RSUs to Mr. Chen Katz, the Company’s Chairman of the Board of Directors.

6.	To approve an update to the monthly fee of Mr. Chen Katz, the Company’s Chairman of the Board of Directors.

7.	To approve an annual equity-based plan for the Company’s directors.

Our board of directors (the “Board of Directors”) recommends that you vote in favor of the proposed resolutions, which are described in the attached proxy statement.

Shareholders of record at the close of business on October 5, 2023 (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting (as detailed below).

A form of proxy for use at the Meeting is attached to the proxy statement, and a voting instruction form, together with a return envelope, will be sent to holders of American Depositary Shares representing the Company’s ordinary shares, no par value (the “ADSs” and “Ordinary Shares”, respectively). By appointing “proxies,” shareholders and ADS holders may vote at the Meeting whether or not they attend. If a properly executed proxy in the attached form is received by the Company at least 4 hours prior to the Meeting, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the form. ADS holders should return their voting instruction form by the date set forth therein. Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board of Directors recommends a vote “FOR”. Shareholders and ADS holders may revoke their proxies or voting instruction form (as applicable) at any time before the deadline for receipt of proxies or voting instruction form (as applicable) by filing with the Company (in the case of holders of Ordinary Shares) or with the Bank of New York Mellon (in the case of holders of ADSs) a written notice of revocation or duly executed proxy or voting instruction form (as applicable) bearing a later date.

Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may also vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company’s offices no later than November 2, 2023, at 11:00 a.m. Israel time, and must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be.

Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their Ordinary Shares either in person or by proxy must deliver the Company, no later than November 2, 2023, at 11:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000, as amended.

Alternatively, shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority no later than November 2, 2023, at 9:00 a.m. (six hours before the time of the Meeting). You should receive instructions about electronic voting from the Tel Aviv Stock Exchange member through which you hold your Ordinary Shares.

ADS holders should return their proxies by the date set forth on their voting instruction form.

If you are a beneficial owner of shares registered in the name of a member of the Tel Aviv Stock Exchange and you wish to vote, either by appointing a proxy, or in person by attending the Meeting, you must deliver to the Company a proof of ownership in accordance with the Israeli Companies Law, 5759-1999 and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 5760-2000. Detailed voting instructions are provided in the proxy statement.

Sincerely,

Chen Katz
Chairman of the Board of Directors

September 28, 2023